EXHIBIT 99.1

                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 2001
                        COUPON PERIOD ENDING 21 JULY 2003

--------------------------------------------------------------------------------------------------------------------
USD NOTES
---------
                         FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL    CHARGE OFFS
                              (USD)         BOND FACTOR   COUPON RATE        (USD)       PAYMENTS (USD)     (USD)
                         --------------     -----------   -----------   ---------------  --------------  -----------

CLASS A1 NOTES                     0.00       0.000000%      0.00000%              0.00            0.00       0.00
CLASS A2 NOTES           292,245,946.37      46.161104%      1.51938%      1,260,098.29   39,494,182.62       0.00
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                         FV OUTSTANDING                                 COUPON PAYMENTS     PRINCIPAL    CHARGE
                              (AUD)         BOND FACTOR   COUPON RATE        (AUD)       PAYMENTS (AUD)  OFFS (AUD)
                        ---------------     -----------  -------------  ---------------  --------------  -----------

CLASS A3 NOTES           200,000,000.00     100.000000%       5.19220%     2,560,536.99           0.00       0.00
CLASS B NOTES             33,600,000.00     100.000000%  Not Disclosed    Not Disclosed           0.00       0.00
CLASS C NOTES              4,500,000.00     100.000000%  Not Disclosed    Not Disclosed           0.00       0.00
--------------------------------------------------------------------------------------------------------------------

                                                                     30-JUN-03
                                                                        AUD
                                                                  --------------
POOL SUMMARY
------------
Outstanding Balance - Variable Rate Housing Loans                   695,933,473
Outstanding Balance - Fixed Rate Loans                               99,099,595
Number of Loans                                                           9,031
Weighted Average Current LVR                                              55.19%
Average Loan Size                                                        88,023
Weighted Average Seasoning                                              56 mths
Weighted Average Term to Maturity                                      237 mths


PRINCIPAL COLLECTIONS                                                   AUD
---------------------                                             --------------
Scheduled Principal Payments                                       8,735,104.43
Unscheduled Principal Payments                                    76,031,208.90
Redraws                                                            9,539,298.82

Principal Collections                                             75,227,014.51

TOTAL AVAILABLE PRINCIPAL                                               AUD
-------------------------                                         --------------
Principal Collections                                             75,227,014.51
Principal Charge Offs                                                      0.00
Pay Back of Principal Draw                                                 0.00
Total Available Principal                                         75,227,014.51

Outstanding Principal Draws From Previous Period                           0.00

Principal Distributed                                             75,227,014.51
Principal Retained                                                         0.00


TOTAL AVAILABLE FUNDS                                                   AUD
---------------------                                             --------------
Available Income                                                  15,011,922.42
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                             15,011,922.42


REDRAW & LIQUIDITY FACILITIES                                           AUD
-----------------------------                                     --------------
Redraw Shortfall                                                       0.00
Redraw Carryover Charge Offs                                           0.00


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CPR
---                                    APR-03         MAY-03          JUN-03
                1 MTH CPR              24.49%         28.58%          29.07%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ARREARS
-------                     % OF POOL
                           (BY NUMBER)

31 - 59 DAYS                  0.56%
60 - 89 DAYS                  0.24%
90+ DAYS                      0.16%
DEFAULTS*                      Nil
LOSSES                         Nil

* Defaults are also included in the 90+ days arrears category.
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